Mail Stop 4561

May 3, 2007

Oleg Logvinov
220 Old New Brunswick Road
Piscataway, NJ 08854

> **Re: Arkados Group, Inc.**
> **Form 10-KSB for Fiscal Year Ended May 31, 2006**
> **File No.**

Dear Mr. Logvinov:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

Robert Telewicz
Senior Staff Accountant